FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 18 February 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The exercise of nil-cost options over Ordinary Shares granted on 11 February 2016 under the Company's 2009 Deferred Annual Bonus Plan - Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.0000	15,914 (Deferred)
		£0.0000	9,392 (Matching)

d)	Aggregated information
	Aggregated volume Price	25,306 £0.0000
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
The sale of Ordinary Shares to meet tax liabilities on nil-cost options over Ordinary Shares exercised on 15 February 2019 under the Company's Deferred Annual Bonus Plan - Deferred Bonus and Matching Awards.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.9006	7,500 (Deferred)
		£15.9006	4,425 (Matching)

d)	Aggregated information
	Aggregated volume Price	11,925 £15.9006
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The exercise of nil-cost options over Ordinary Shares granted on 11 February 2016 under the Company's 2009 Deferred Annual Bonus Plan - Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.0000	20,254 (Deferred)
		£0.0000	11,952 (Matching)

d)	Aggregated information
	Aggregated volume Price	32,206 £0.0000
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
The sale of Ordinary Shares to meet tax liabilities on nil-cost options over Ordinary Shares exercised on 15 February 2019 under the Company's Deferred Annual Bonus Plan - Deferred Bonus and Matching Awards.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.878	9,545 (Deferred)
		£15.878	5,631 (Matching)

d)	Aggregated information
	Aggregated volume Price	15,176 £15.878
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The exercise of nil-cost options over Ordinary Shares granted on 11 February 2016 under the Company's 2009 Deferred Annual Bonus Plan - Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.0000	29,636 (Deferred)
		£0.0000	17,488 (Matching)

d)	Aggregated information
	Aggregated volume Price	47,124 £0.0000
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
The sale of Ordinary Shares to meet tax liabilities on nil-cost options over Ordinary Shares exercised on 15 February 2019 under the Company's Deferred Annual Bonus Plan - Deferred Bonus and Matching Awards.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8753	13,951 (Deferred)
		£15.8753	8,232 (Matching)

d)	Aggregated information
	Aggregated volume Price	22,183 £15.8753
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 18, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc